June 27, 2007

Prokopios (Akis) Tsirigakis
Chief Executive Office and President
Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Maroussi 15124, Athens, Greece

      Re:	Star Bulk Carriers Corp.
      Amendment No. 1 to Registration Statement on Form F-4
      Filed May 24, 2007
		File No. 333-141296

		Star Maritime Acquisition Corp.
		Amendment No 1 to Preliminary Proxy Statement on Form
PRER
14A
		Filed May 24, 2007
		File No. 1-32685

Dear Mr. Tsirigakis:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. Please note that the references we make to page numbers in this letter relate to the redlined copy of the amended registration statement uploaded to EDGAR.
2. We remind you that prior to the effectiveness of the
registration
statement, the company (not its counsel) must provide, in a correspondence to the staff, the "Tandy" representation language requested in the final section of our letter dated April 12, 2007.
3. We note your response to comment 2 and reissue the comment in part. Please expand on your explanation of the private placement to address in detail the mechanism for determining the number of shares
to be issued to TMT (and its affiliates) and the timing of
delivery
of those shares, particularly in connection with the anticipated effective date of the registration statement. Confirm that the F-1 will be used to register the resale of the TMT shares and that the F-
4 will not involve either the original issuance or resale of shares issued or to be issued to TMT. Please revise to include the selling shareholder and plan of distribution information required by Items 507 and 508 of Regulation S-K.

4. With respect to the registration of TMT shares, your proxy statement and registration statement still indicate that you contemplate registering the issuance of shares to TMT. For example, we note that the calculation of registration fee table states that the shares being registered include "14,144,607 shares reserved for issuance to TMT" and "1,606,962 shares reserved for issuance to TMT if certain revenue targets are achieved." We also note on page 1 the statement that the registration statement is being filed in part "to register up to 14,144,607 shares of common stock that Star Bulk will issue to TMT or subsequently to TMT`s affiliates." Consistent with the comment above, please revise the calculation of registration fee table and where appropriate to clarify that the registration statement, as it concerns securities issued or issuable to the owners of the vessels to be acquired, covers the resale of such shares, not their original issuance to TMT or its affiliates.
5. Please refer to comment 3 in our letter dated April 12, 2007. We continue to view that Star Maritime shareholders should not be denied the opportunity to vote on the asset acquisition agreements with TMT and/or its subsidiaries, which comprise a transaction separate from the redomiciliation merger. Include the asset purchase agreements as a separate proposal for shareholder vote throughout the prospectus and in the proxy card.

Cover Page
6. We note the revised disclosure concerning information incorporated by reference. Please advise us of the business and other information you anticipate incorporating by reference or providing upon request.
We may have further comment.

Questions and Answers, page 1
7. We note the statement on page 4 that holders "should" not recognize taxable gain or loss. Please revise here and where appropriate consistent with prior comment 106.
8. In addition, please revise the subsequent paragraph on page 4 and where appropriate to clarify the tax consequences that you identify.
Currently the "inversion gain" disclosure is unclear, and it appears that the consequences affect the corporate tax rate instead of taxable gain or loss to holders. Please revise accordingly.

Summary, page 8
9. We note your response to prior comment 20. Please revise to summarize how the company arrived at a forecast of $23.2 million for the first quarter. For example, explain if it was based solely on the revenues of similarly sized vessels, the historic operations of one or more of the vessels, industry data, or otherwise.
10. We note your response to prior comment 22. Please file the agreement with insiders regarding the surrender of 200,000 shares.
11. We note your response to prior comment 25. Please file the agreements as soon as practicable, as we will require sufficient time for review.

Condition to the Redomiciliation Merger, page 14
12. Please refer to comment 27 in our letter dated April 12, 2007. You state that each condition to the completion of the merger may be waived other than obtaining the approval of the Star Maritime shareholders. We generally believe that resolicitation is required when a company waives material conditions to a merger. If you do not intend to resolicit proxies in the event of waiver of material conditions, disclose the associated risks in a separate risk factor discussion. Alternatively, disclose that you do not anticipate resoliciting your shareholders for approval of any such waiver, but that if you do so and such waiver would be material, you will resolicit the vote of your shareholders.
13. Please revise here and where appropriate to clearly identify the conditions that may be waived. Currently, your disclosure that "a number of conditions" may be waived does not identify the specific, waivable conditions.

Risk Factors, page 25
14. Please refer to comment 31 in our letter dated April 12, 2007. Several of your risk factor captions still do not clarify how certain particular risks may adversely affect aspects of your business.
We
reissue the comment.
15. Please revise the last risk factor on page 34 to address Star Maritime`s and Star Bulk`s, and their boards` obligations to seek enforcement of the letter agreements to ensure against reductions in the trust account.

Star Bulk`s revenues may be dependent on the performance of its charterers, page 26
16. Please disclose which particular vessels would be chartered by each of the companies you have named. If there are any risks to your business or operations arising from any of the charterers being non-
U.S. companies, discuss those risks.

There is a risk that Star Bulk could be treated as a U.S. domestic corporation..., page 30

Star Bulk may have to pay tax on United States source income..., page
30

U.S. tax authorities could treat Star Bulk as a "passive foreign investment company"..., page 30
17. Please disclose that each of these risk factor discussions comprises opinion of your tax counsel as indicated in Exhibit 8.1. Star Bulk cannot assure you that it will pay dividends, page 31
18. The inability or failure to pay dividends is not a risk as such.
Please clarify that investors should not rely on an investment in Star Bulk if they require dividend income, and that the only return on their investments in Star Bulk may come from any appreciation of the company stock.

Charter rates in the drybulk shipping market are at historically high levels..., page 37
19. Please refer to comment 44 in our letter dated April 12, 2007. You have not provided us annotated photocopies of the relevant parts of the Drewry report from where you have cited information to predict an increase of the world`s drybulk carrier fleet in 2007. We reissue the comment.

The Star Maritime Special Meeting, page 43

Adjournments and Postponements, page 46
20. Please refer to comment 51 in our letter dated April 12, 2007. It is inappropriate to equate a shareholder vote in favor of the merger to a shareholder vote in favor of adjournment or postponement of the meeting for the solicitation of additional proxies, and vice versa. You must independently solicit proxies for any use of discretionary voting authority on the adjournment or postponement of the meeting, if necessary and appropriate, to solicit additional proxies if there are insufficient votes at the time of the meeting to adopt the merger and the asset sale agreements. We reissue the comment.

Background and Reasons for the Redomiciliation Merger, page 47

History of the Agreements to Acquire the Vessels, page 47
21. Please refer to comment 52 in our letter dated April 12, 2007. If, as it appears from the disclosure on page 48, Star Maritime evaluated prospective transactions in the shipping industry between its formation and its initial contact with TMT, so state, specifying the number of transactions Star Maritime considered before July
25,
2005.

Expenses, page 49
22. Please disclose the nature, or provide a breakdown, of the $452,546 you have incurred "in other related costs."
Satisfaction of 80% Test, page 51
23. Please refer to comment 55 in our letter dated April 12, 2007. Disclose here that Star Maritime directors and executive officers who have interests in the merger that are different from, or in addition to, the interests of your unaffiliated shareholders, have actively participated in the negotiations related to the asset acquisition agreements.
Recommendations of the Board of Directors, page 52
24. Please refer to comment 63 in our letter dated April 12, 2007. Disclose that "desk appraisals" are not based on actual inspection of vessels by appraisers, and describe the specific assumptions underlying these "appraisals." Also, disclose the amount of fees you paid to obtain the "appraisals." Moreover, identify the shipbroking advisors who advised you that drybulk vessel values would increase and that the 80% test was met by the underlying value of the vessels, as discussed on page 53. Finally, discuss the criteria you utilized in your own appraisal, and the factors based upon which you concluded that the current market value of the vessels is more than $390 million.
25. Please refer to comment 64 in our letter dated April 12, 2007. Identify Cantor Fitzgerald and Maxim Group as the financial analysts, and provide a reasonably detailed discussion of the material aspects of the financial analyses they have provided Star Maritime. In addition, as the Star Maritime board made the purchase decision upon reliance of the financial analyses, file these analyses as separate exhibits.

The Acquisition Agreements, page 57
26. Please refer to comment 69 in our letter dated April 12, 2007. As you are appending the agreements in question to this joint proxy statement/prospectus and not incorporating them by reference to documents previously filed, delete the phrase "incorporated...by reference."
27. Please revise page 78 to address the origin and uses of the services identified as "office fees," "[r]ent," "interest expense" and "Franchise Taxes." It is unclear what franchises the company has used. In addition, it is unclear how the rent and office fees differ from one another and the $7,500 per month office fees.
Information Concerning Star Bulk Carriers Corp., page 81
28. Please refer to comment 85 in our letter dated April 12, 2007. Disclose in appropriate locations throughout the document the information you provide in the response letter. In addition, describe the novation arrangement that you have regarding the chartering of the vessel, A Duckling.

Distinguishing Factors and Business Strategy, page 81
29. Please identify Star Bulk`s main direct competitors in the drybulk shipping industry.
30. We note your response to prior comment 82.  Please file the one
year time charters and the agreement with Combine Marine, Inc. Directors and Executive Officers, page 86
31. Please refer to comment 86 in our letter dated April 12, 2007. We do not find any disclosure that specifically states that Messrs.
Tsirigis and Syllantavos may engage in other business activities in
the international shipping industry after being employed by Star Bulk. Disclose this information in the beginning of this section and discuss the ramifications arising from this eventuality in a separate
risk factor disclosure.
Star Bulk Principal Shareholders, page 96
32. Please refer to comment 88 in our letter dated April 12, 2007. Identify the natural persons who exercise voting and investment control over the securities held of record by Oceanwood Master Fund,
The Baupost Group, Fir Tree Recovery, Sapling, and TMT.  We
reissue
the comment.
Management`s Discussion and Analysis, page 99
Charters, page 100
33. Please discuss any intended charter arrangements in the near future for the vessels, Star Beta and Star Theta. In this context, we note that you have disclosed in your Form 8-K filed May 31,
2005
that TMT has procured a time-charter for Star Theta.

Star Bulk`s Forecasted Cash Available for Dividends Reserves and Extraordinary Expenses, page 124
34. Please revise to delete "Forecasted Available Cash per common share" and the applicable measure because GAAP precludes the presentation of per share measures of cash flow and liquidity. Refer to Accounting Series Release No. 142 and SFAS 95.



Capitalization of Star Maritime, page 125
35. It appears that the "As further Adjusted" column in the capitalization table on page 125 should reflect the drawdown of an addition $66.8 million under the company`s credit facility of up to
$120 million to replace funds from the Trust Account used for the payment of redemption value and deferred interest to investors, so as to be consistent with the pro forma balance sheet on page 21. Please advise or revise.

Dilution
36. We have reviewed your response to prior comment 96, however, Item
4 of Part 1 of Form F-1 and Item 9(E) of Form 20-F require presentation of a dilution table where there is substantial disparity between the net tangible book value before and after the transaction.
The reasons that the calculation of net tangible book value before the redemption at March 31, 2007, as presented in Appendix 3, appears to include the $65 million recorded for common shares subject to redemption is unclear. The staff believe that net tangible book value should represent the amounts included within stockholders` equity and be reduced by any intangible assets. It would appear that your net tangible book value before the transactions would be approximately $124 million. Please advise or revise.
 Related Party Transactions, page 127
37. Please refer to comment 100 in our letter dated April 12, 2007.
Although Star Bulk, organized under the Marshall Island laws, will be the surviving and operational entity after the approval of the merger, it appears that, to all intents and purposes, Star Maritime, a Delaware corporation, which is the current parent and reporting company and whose shareholders are solicited to approve the merger, is the actual business entity that is providing the information required to be disclosed in this joint registration statement/prospectus. Therefore, provide the disclosure required by
Item 44(b) of Regulation S-K.  We reissue the comment.

Financial Statements
Star Maritime Acquisition Corp
Note A - Organization and Business Operations, page F-23
38. Please expand the description of the purchase of vessels and the
Master Agreement and Supplemental Agreement to disclose the significant terms of the earn-out provisions. See section 2 of Appendix J.
39. Please tell us the reasons you believe the acquisition of eight shipping vessels from TMT should be reflected as the acquisition of assets despite the earn-out provision which is typically seen only in business combination transactions. In addition, we note that TMT has undertaken to obtain time charters for six of the eight vessels and that these charters will pass to you upon acquisition of the vessels.
Explain any relationships between the parties chartering the vessels before and after the acquisition. In your response, please explain in detail how you considered each factor of Rule 11-01(d) of Regulation S-X in reaching your conclusion that this transaction is the acquisition of assets instead of a business combination. Undertakings, page II-4
40. Please refer to comment 112 in our letter dated April 12, 2007.
Paragraph A(1) of your undertakings still includes the inappropriate qualifying language: "unless the information required...is part of the registration statement." We reissue the comment.

Exchange Act Filings
41. Please revise Star Acquisition Corp`s PREM14A to be consistent with any revisions made to Star Maritime`s Forms F-1 and F-4, as applicable.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Maureen Bauer, Staff Accountant, at (202)
551-
3237 or Tia Jenkins, Senior Assistant Chief Accountant, at (202)
551-
3871 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 or James Lopez at (202) 551-3536
with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director

cc.	Gary J. Wolfe, Esq.
      Seward & Kissel LLP
	Fax:  (212) 480-8421
Prokopios (Akis) Tsirigakis
Star Bulk Carriers Corp.
June 27, 2007
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